UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2008

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Annual Information Update



4 April 2008

                                  Pearson plc

                          ("Pearson" or "the Company")


Annual Information Update



Annual Information Update for the period 5 April 2007 up to and including 3 April 2008.


In accordance with Prospectus Rule 5.2, Pearson sets out below a summary of the information which has been published or made available to the public during the defined period. The information referred to in this Update was up to date at the time it was published, but some of it may now be out of date.


RNS Announcements

Announcements made by the Company via RNS, a Regulatory Information Service, may be viewed and downloaded from the London Stock Exchange website at www.londonstockexchange.com or from the press releases page on the Company's website at www.pearson.com/index.cfm, which also shows announcements concerning Pearson group news. The RNS announcements made during the defined period were:

Date of Announcement      Headline of Announcement at Stock Exchange

1 April 2008              Total Voting Rights
1 April 2008              Director/PDMR Shareholding
20 March 2008             Annual Report and Accounts
6 March 2008              Holding(s) in Company
5 March 2008              Director/PDMR Shareholding
5 March 2008              Director/PDMR Shareholding
4 March 2008              Director/PDMR Shareholding
3 March 2008              Total Voting Rights
3 March 2008              Final Results
18 February 2008          Holding(s) in Company
14 February 2008          Disposal
1 February 2008           Total Voting Rights
31 January 2008           Holding(s) in Company
30 January 2008           Disposal
25 January 2008           Acquisition
24 January 2008           Holding(s) in Company
22 January 2008           Trading Statement
15 January 2008           Director/PDMR Shareholding
10 January 2008           Director/PDMR Shareholding
3 January 2008            Acquisition of Money-Media
2 January 2008            Total Voting Rights
21 December 2007          Director/PDMR Shareholding
21 December 2007          Director/PDMR Shareholding
19 December 2007          Director/PDMR Shareholding
10 December 2007          Blocklisting Interim Review
3 December 2007           Total Voting Rights
19 November 2007          Additional Listing
16 November 2007          Director/PDMR Shareholding
15 November 2007          Additional Listing
5 November 2007           Groupe Les Echos
5 November 2007           Additional Listing
1 November 2007           Total Voting Rights
30 October 2007           Director/PDMR Shareholding
29 October 2007           Holding(s) in Company
22 October 2007           Trading Statement
18 October 2007           Holding(s) in Company
18 October 2007           Holding(s) in Company
1 October 2007            Total Voting Rights
1 October 2007            Director/PDMR Shareholding
26 September 2007         Director/PDMR Shareholding
25 September 2007         Director/PDMR Shareholding
24 September 2007         Director/PDMR Shareholding
12 September 2007         Director/PDMR Shareholding
3 September 2007          Total Voting Rights
30 August 2007            Director/PDMR Shareholding
20 August 2007            Director/PDMR Shareholding
16 August 2007            Director/PDMR Shareholding
15 August 2007            Director/PDMR Shareholding
1 August 2007             Director/PDMR Shareholding
1 August 2007             Total Voting Rights
31 July 2007              Director/PDMR Shareholding
30 July 2007              Interim Results
5 July 2007               Director/PDMR Shareholding
3 July 2007               Director/PDMR Shareholding
2 July 2007               Total Voting Rights
29 June 2007              Director/PDMR Shareholding
26 June 2007              Director/PDMR Shareholding
21 June 2007              Statement re GE and Dow Jones
21 June 2007              Blocklisting Interim Review
19 June 2007              Statement re Groupe Les Echos
14 June 2007              Annual Report and Accounts
12 June 2007              Additional Listing
11 June 2007              Additional Listing
4 June 2007               Holding(s) in Company
4 June 2007               Total Voting Rights
30 May 2007               Additional Listing
29 May 2007               Director/PDMR Shareholding
29 May 2007               Additional Listing
23 May 2007               Director/PDMR Shareholding
18 May 2007               Director/PDMR Shareholding
17 May 2007               Holding(s) in Company
15 May 2007               Director/PDMR Shareholding
14 May 2007               Acquisition
8 May 2007                Director/PDMR Shareholding
4 May 2007                Acquisition
1 May 2007                Total Voting Rights
27 April 2007             AGM Statement
27 April 2007             AGM Statement
5 April 2007              Annual Information Update


Documents Filed with Companies House

The Company made the following filings with Companies House during the defined period. Copies of these documents may be obtained from Companies House, Crown Way, Maindy, Cardiff CF14 3UZ or, if you are a registered user, they may be viewed and downloaded at www.direct.companieshouse.gov.uk, using Companies House Direct.

Date Posted on Companies House Direct  Document Filed with Companies House
Website

7 November 2007                        Form 363a - Annual Return
7 November 2007                        Form 353 - Register of Members
1 June 2007                            Form 363a - Annual Return
15 May 2007                            Annual Accounts to 31 December 2006
14 May 2007                            Form 288b - Resignation of Director
9 May 2007                             Resolution Approved at AGM
8 May 2007                             Resolution Approved at AGM
8 May 2007                             Form 123 - Notice of Increase in Nominal
                                       Capital
8 May 2007                             Resolution Approved at AGM


In addition, the Company filed Forms 88(2) - Return of Allotment of Shares with Companies House. These were posted on the Companies House Direct website on 14 February 2008, 11 February 2008, 10 January 2008, 19 December 2007, 27 November 2007, 12 November 2007, 5 November 2007, 8 October 2007, 11 September 2007, 23
August 2007, 15 August 2007, 7 August 2007, 31 July 2007, 17 July 2007, 13 July
2007, 26 June 2007, 15 June 2007, 6 June 2007, 16 May 2007, 26 April 2007, 12
April 2007 and 11 April 2007.


Interim Results

The Company's interim results for the period 1 January 2007 to 30 June 2007 were published in the Financial Times newspaper on 31 July 2007. They are available on the annual report page on the Company's website at www.pearson.com/index.cfm? pageid=58.


Information Provided to Shareholders

The Company sent to its shareholders, and made available on its website, the following documents during the defined period:

Date of Mailing Documents Sent to Shareholders

20 March 2008   Annual Report and Accounts 2007 and/or Performance Summary 2007.
                Letter from the Chairman and Notice of 2008 AGM.
                Form of Proxy in relation to 2008 AGM.


Copies of the Annual Report and Accounts, Letter from the Chairman and Notice of AGM and Form of Proxy for the 2007 year end ("the AGM documentation") were submitted to the UK Listing Authority on 20 March 2008. In addition, copies of the resolutions passed at the 2007 AGM were sent to the UK Listing Authority on 27 April 2007. Copies of these documents are available from the Company Secretary, Pearson plc, 80 Strand, London WC2R 0RL.


US Listing

The Company is listed on the New York Stock Exchange ("NYSE") as well as on the London Stock Exchange. There is a requirement, therefore, that information made public in the UK also needs to be made available in the US. Such documentation is listed below:


Securities and Exchange Commission ("SEC")

The Company filed hard copies of its RNS announcements with the SEC, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934. These bulk filings were sent, during the defined period, on 20 March 2008, 8 February 2008, 25 January 2008, 4 January 2008, 14 December 2007, 15 November 2007, 26 October 2007, 1
October 2007, 30 August 2007, 10 August 2007, 6 July 2007, 15 June 2007, 11 May
2007, 27 April 2007 and 5 April 2007. In addition, the AGM documentation, referred to above, was sent to the SEC on 20 March 2008 and copies of the resolutions passed at the 2007 AGM were sent to the SEC on 27 April 2007. Copies of these documents can be obtained from the Securities and Exchange Commission, 450 Fifth Street N.W., Washington D.C. 20549, USA, as well as from the Company Secretary of Pearson.


NYSE

The Company sent copies of the AGM documentation, referred to above, to the NYSE on 20 March 2008 and copies of the resolutions passed at the 2007 AGM were sent to the NYSE on 27 April 2007.


Bank of New York ("BoNY")

The Company sent copies of the AGM documentation, referred to above, to the BoNY on 20 March 2008.


Form 20-F

The Company filed a Form 20-F with the SEC on 30 April 2007. A copy of this document can be viewed and downloaded from the Company's website at www.pearson.com/index.cfm?pageid=58 and a hard copy is available from the Company Secretary of Pearson.


Stephen Jones

Deputy Secretary




                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 04 April 2008

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary